# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
### Washington, DC 20549

## REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
## 15d-16 under the securities exchange act of 1934

### For the month of July 2001

### SUN INTERNATIONAL HOTELS LIMITED
### (Translation of registrant's name into English)

### Coral Towers, Paradise Island, The Bahamas
### (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ___X___          Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ___X___          No _____

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:     July 20, 2001               SUN INTERNATIONAL HOTELS LIMITED

                                      By:     /s/John R. Allison

                                      Name:   John R. Allison

                                      Title:  Executive Vice President

                                              Chief Financial Officer

# EXHIBIT LIST

| Exhibit | Description | Page No. |
|---|---|---|
| 99. | Press Release on July 20, 2001<br>Sun International Amends and Extends Consent Solicitation | 4 |